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                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                          ------------------------


                               SCHEDULE 14D-1
                     Tender Offer Statement Pursuant to
          Section 14(d)(1) of the Securities Exchange Act of 1934
                                    and
                                SCHEDULE 13D
                 Under the Securities Exchange Act of 1934
                             (Amendment No. 2)

                          ------------------------


                          Software Artistry, Inc.
                         (Name of Subject Company)

                         Hoosier Acquisition Corp.
                International Business Machines Corporation
                                 (Bidders)
                          ------------------------


                         Common Stock, No Par Value
                       (Title of Class of Securities)

                          ------------------------


                                  83402810
                   (CUSIP Number of Class of Securities)

                          ------------------------


                        Lawrence R. Ricciardi, Esq.
                 Senior Vice President and General Counsel
                    and interim Chief Financial Officer
                International Business Machines Corporation
                              New Orchard Road
                           Armonk, New York 10504
                               (914) 499-1900

        (Name, Address and Telephone Number of Persons Authorized to
          Receive Notices and Communications on Behalf of Bidders)

                          ------------------------


                                  Copy to:
                           Allen Finkelson, Esq.
                          Cravath, Swaine & Moore
                              Worldwide Plaza
                             825 Eighth Avenue
                          New York, New York 10019
                               (212) 474-1000


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          International Business Machines Corporation ("IBM") and Hoosier
Acquisition Corp. hereby amend and supplement their Tender Offer Statement on Schedule 14D-1 and Schedule 13D, originally filed on December 23, 1997, as amended by Amendment No. 1, with respect to their offer to purchase all outstanding shares of Common Stock, no par value, of Software Artistry, Inc., an Indiana corporation, as set forth in this Amendment No. 2.

          Item 6. Interest in Securities of the Subject Company.

          On January 26, 1998, IBM issued a press release, a copy of which is attached hereto as Exhibit (a)(10) and is incorporated herein by reference.

          Item 10. Additional Information.

          On January 26, 1998, IBM issued a press release, a copy of which is attached hereto as Exhibit (a)(10) and is incorporated herein by reference.

          Item 11. Material to be filed as Exhibits.

          (a)(10) Press Release, dated January 26, 1998.




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                                 SIGNATURE


          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 26, 1998


                              HOOSIER ACQUISITION CORP.,


                                By: /s/ LEE A. DAYTON
                                    --------------------------
                                    Name:  Lee A. Dayton
                                    Title: President


                              INTERNATIONAL BUSINESS
                              MACHINES CORPORATION,


                                by:  /s/  LEE A. DAYTON
                                    ---------------------------
                                    Name:  Lee A. Dayton
                                    Title: Vice President, Corporate
                                           Development and Real Estate


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                               EXHIBIT INDEX



Exhibit No.          Exhibit                       Sequentially
                                                   Numbered Page
(a)(10)              Press Release, dated
                     January 26, 1998

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For Release:  IMMEDIATE


           Contact:   Jeff Cross, IBM
                      (914) 766-1265
                      jrcross@us.ibm.com

                      Yvonne Donaldson, Tivoli Systems
                      (512) 436-8311
                      Yvonne.Donaldson@Tivoli.com


        IBM ANNOUNCES COMPLETION OF SOFTWARE ARTISTRY TENDER OFFER

     ARMONK, N.Y., January 26, 1998 . . . IBM today announced that it successfully completed its tender offer to acquire the shares of Software Artistry, Inc., at $24.50 per share. Over 94 percent of the approximately
6.9 million outstanding Software Artistry shares were tendered, and all such shares were accepted for payment by IBM following expiration of the tender offer on January 23.

                                   # # #

*IBM is a registered trademark of International Business Machines
Corporation.